SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

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The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of May 2008

List of Exhibits:

1.	News Release entitled, “New Holland Construction Donates Equipment to Support Earthquake Victims in Sichuan, China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 28, 2008

New Holland Construction Donates Equipment to Support Earthquake Victims in Sichuan, China

TURIN, Italy – May 27, 2008 – New Holland Construction, a global manufacturer and seller of construction equipment and part of CNH (NYSE:CNH) and Fiat Group (FIA:MI), announced today its support for the recovery efforts in the aftermath of the earthquake that devastated the Sichuan Province in China. During an official ceremony in Chengdu on May 28, the company will donate a B95 backhoe loader (95 hp) manufactured in the Italian Imola plant to the Chengdu Construction Commission to assist in the relief operations. The value of the product amounts roughly to 600,000 RBM.

New Holland Construction’s President and CEO, Giuseppe Fano, stated: “We would like to express our deepest sympathy for all those who suffered from this devastating earthquake. We have strong links with the Province through our Japanese partner Kobelco and we hope that our contribution will facilitate a quicker recover of the disaster.”

New Holland is a global, full-line construction equipment brand, with a network of 700 dealers and more than 1,800 outlets in 100 countries. The company brings together the strength and resources of its world-wide commercial, industrial and finance organisations. Thanks to the experience of its foundation heritage brands, New Holland can proudly point to quality products at the technological state of the art, fully compliant with safety standards and environmental regulations. More information can be found on line at www.newholland.com. New Holland is a division of CNH Global N.V. (MILAN: FIA) (NYSE: CNH).

Press Office

Silvia Cassani

Tel: +39 011 0077867

Fax: +39 011 0077941

newhollandce.communications@cnh.com

www.newholland-tools.com/press-kit

New Holland Kobelco Construction Machinery S.p.A. Via Botticelli 151, 10154 Torino, Italy Tel. +39 011 77867 - Fax +39 011 0077941 www.newholland.com